Mail Stop 3561

November 14, 2006

M. Dewey Bain
Chief Executive Officer
Planetlink Communications, Inc.
1415 Bookhout Drive
Cumming, GA 30041

> **Re: Planetlink Communications, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 19, 2006**
> **File No. 0-31763**

Dear Mr. Bain:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal Two

1. We note that you are soliciting proxies to increase the number of your authorized shares of common stock from 1,500,000,000 to 5,000,000,000 shares. According to your disclosure, you are increasing the number of authorized common stock in part because you currently have an insufficient number of authorized common shares to "[s]atisfy your obligations if all fifty million shares of Series A Convertible Preferred Stock…were issued and converted." According to a press release dated October 5, 2006, the fifty million shares of Series A Convertible Preferred Stock appear to have been authorized for the financing of acquisitions by your newly created subsidiary, Coin Wash Associates, Inc. According to the press release, as of October 5, 2006, you already issued 2,583,333 Series A Convertible Preferred shares for $180,000. Accordingly, it appears that your

disclosure in the proxy statement should describe your coin laundry facility acquisition, financing and operational plans, including the estimated amount of common shares that you expect to issue as a result of these acquisitions.

2. According to press releases dated November 8, 2006 and November 14, 2006, it appears that you were in serious discussions with two coin laundry facilities and have recently entered into a definitive agreement to acquire a coin laundry facility in Fort Lauderdale, Florida. Further, in the November 8, 2006 press release, you state "The first acquisitions will be done with a combination of cash and stock, from the cash we raised for the subsidiary. As we move on to the next round of acquisitions, we will begin acquiring companies with a majority of stock…." To the extent that any of the additional authorized common shares will be used for any planned or specified acquisition, it would appear that Items 11, 13 and 14 of Schedule 14A would be applicable. Please revise accordingly or advise. We may have further comment upon review of your response.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Amy Trombly
Fax: (617) 243-0066